Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the nine and three months ended March 31, 2015 and 2014

1

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	Note	As at March 31, 2015	As at June 30, 2014

Assets
Current assets
Cash		50,248,469	57,212,004
Short term investments	6	-	3,059,562
Other receivables		1,303,013	220,514
Income tax and investment tax credits receivable		399,668	212,393
Prepaid expenses and deposits		162,651	36,656
		52,113,801	60,741,129

Non-current assets
Property and equipment		199,774	158,926
Intangible assets	7	7,553,329	8,007,181
Total assets		59,866,904	68,907,236

Liabilities
Current liabilities
Trade and other payables	8	4,740,024	5,963,258
		4,740,024	5,963,258

Non-current liabilities
Contingent consideration payable	9	5,165,122	3,838,286
Leasehold inducement		2,858	11,432
Total liabilities		9,908,004	9,812,976

Equity attributable to owners of the Company
Share capital	11	233,518,538	207,374,493
Warrants	11	5,176,397	5,176,397
Contributed surplus	11	14,771,907	14,768,221
Share-based payment reserve	11	4,901,164	2,866,292
Accumulated other comprehensive income		59,624	24,028
Deficit		(208,468,730)	(171,115,171)
Total equity		49,958,900	59,094,260

Total liabilities and equity		59,866,904	68,907,236

Contingencies and commitments	14

The notes are an integral part of these consolidated financial statements

Tony Cruz	Christopher Henley
Director	Director

2

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the nine and three month periods ended March 31, 2015 and 2014

(Unaudited)

In Canadian Dollars, except per share data	Note	Nine month period ended March 31, 2015	Nine month period ended March 31, 2014	Three month period ended March 31, 2015	Three month period ended March 31, 2014

Expenses
Research and development	12	36,828,052	6,902,901	4,888,272	4,734,288
Selling, general and administrative expenses	12	3,777,812	3,052,958	1,268,531	1,131,879
Settlement of a pre-existing relationship		-	3,101,507	-	3,101,507
Change in fair value of contingent consideration payable	9	747,698	(2,781,907)	276,739	(2,781,907)

Operating Loss		(41,353,562)	(10,275,459)	(6,433,542)	(6,185,767)

Interest income		146,551	163,869	34,304	61,001
Foreign exchange gain		3,930,317	1,467,310	1,728,007	1,065,444
Loss on disposal of property and equipment		(76,865)	(7,970)	(76,865)	(7,970)
Net loss for the period		(37,353,559)	(8,652,250)	(4,748,096)	(5,067,292)

Other Comprehensive loss for the period

Items that may be subsequently reclassified to net income:
Cumulative translation adjustment		35,596	-	75,272	-
Comprehensive loss for the period		(37,317,963)	(8,652,250)	(4,672,824)	(5,067,292)
Basic and diluted net loss per common share		(1.04)	(0.29)	(0.13)	(0.17)

The notes are an integral part of these consolidated financial statements.

3

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine month periods ended March 31, 2015 and 2014

(Unaudited)

			Attributable to equity holders of the company
		Number of common shares	Share capital	Warrants	Contributed surplus	Share-based payment reserve	Accumulated Other Comprehensive Income	Deficit	Total equity
In Canadian Dollars	Note	#	$	$	$	$	$	$	$
Balance, July 1, 2014		35,303,913	207,374,493	5,176,397	14,768,221	2,866,292	24,028	(171,115,171)	59,094,260

Net loss for the period		-	-	-	-	-	-	(37,353,559)	(37,353,559)
Issued pursuant to a public offering, net	11	3,538,461	26,076,759	-	-	-	-	-	26,076,759
Cumulative translation adjustment		-	-	-	-	-	35,596	-	35,596
Share options exercised, expired or cancelled	11	17,009	67,286	-	3,686	(31,717)	-	-	39,255
Share-based payment compensation expense	11	-	-	-	-	2,066,589	-	-	2,066,589
Balance, March 31, 2015		38,859,383	233,518,538	5,176,397	14,771,907	4,901,164	59,624	(208,468,730)	49,958,900

Balance, July 1, 2013		26,930,634	165,367,524	-	14,768,002	2,352,002	-	(149,332,916)	33,154,612
Net loss and comprehensive loss for the period		-	-	-	-	-	-	(8,652,250)	(8,652,250)
Issued pursuant to a private placement, net		4,880,940	25,254,944	2,025,839	-	-	-	-	27,280,783
Share options exercised, expired or cancelled`	11	193,219	1,022,406	-	219	(390,843)	-	-	631,782
Share-based payment compensation expense	11	-	-	-	-	787,624	-	-	787,624
Balance, March 31, 2014		32,004,793	191,644,874	2,025,839	14,768,221	2,748,783	-	(157,985,166)	53,202,551

The notes are an integral part of these consolidated financial statements.

4

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine and three month periods ended March 31, 2015 and 2014

(Unaudited)

In Canadian Dollars	Note	Nine month period ended March 31, 2015	Nine month period ended March 31, 2014	Three month period ended March 31, 2015	Three month period ended March 31, 2014

Cash flows from operating activities
Net loss for the period		(37,353,559)	(8,652,250)	(4,748,096)	(5,067,292)
Adjustments for:
Change in fair value of contingent consideration payable		747,698	(2,781,907)	276,739	(2,781,907)
Settlement of a pre-existing relationship		-	3,096,186	-	3,096,186
Depreciation and amortization		486,628	787,434	153,802	255,416
Share-based payment compensation expense		2,066,589	787,624	501,369	188,858
Loss on disposal of property and equipment		76,865	7,970	76,865	7,970
Accrued interest		34,562	883	-	(18,246)
Unrealized foreign exchange (gain)		(2,277,283)	(1,477,907)	(1,481,136)	(1,334,412)
Change in working capital	15	(3,002,269)	3,615,291	648,522	4,195,073
Net cash used in operating activities		(39,220,769)	(4,616,676)	(4,571,935)	(1,458,354)

Cash flows from investing activities
Maturity of short term investments		3,025,000	4,018,000	-	-
Purchase of short term investments		-	(3,025,000)	-	-
Purchase of property and equipment		(159,063)	(9,103)	(39,341)	(3,332)
Proceeds from disposal of capital assets		-	9,000	-	9,000
Net cash provided by (used in) investing activities		2,865,937	992,897	(39,341)	5,668

Cash flows from financing activities
Net proceeds from issuance of common shares and warrants	11	26,076,759	27,280,783	26,076,759	16,363,028
Proceeds from share options exercised	11	39,255	631,782	13,026	248,242
Net cash provided by financing activities		26,116,014	27,912,565	26,089,785	16,611,270

Foreign exchange gains on cash		3,275,283	1,477,907	2,013,636	1,334,412

Net increase (decrease) in cash		(6,963,535)	25,766,693	23,492,145	16,492,996
Cash at beginning of period		57,212,004	23,067,937	26,756,324	32,341,634
Cash at end of period		50,248,469	48,834,630	50,248,469	48,834,630

The notes are an integral part of these consolidated financial statements

5

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board for interim financial statements, including IAS 34 Interim Financial Reporting (IFRS). The consolidated interim financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated interim financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors approved the consolidated interim financial statements for issuance on May 8, 2015. The significant accounting policies that have been applied in the preparation of these consolidated interim financial statements are described in the Company’s annual financial statements for the year ended June 30, 2014 and have been applied to all periods presented except the following accounting policies, which have been adopted effective July 1, 2014:

IAS 36 – Impairment of Assets

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of IAS 36 did not significantly impact the Company’s interim consolidated financial statements;

6

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

IFRS 2 – Share Based Payments

IFRS 2 has been amended to clarify the definition of vesting conditions. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of IFRS 2 did not significantly impact the Company’s interim consolidated financial statements.

4.	GLOBAL COLLABORATION AGREEMENT WITH PERRIGO COMPANY PLC

On December 18, 2013, Perrigo Company plc “(Perrigo”) completed its acquisition of Elan and all its subsidiaries. With this acquisition, Perrigo acquired all the rights and obligations of Elan under the collaboration agreement with Waratah, a wholly owned subsidiary, for the development and commercialization of ELND005.

On February 28, 2014, through a series of transactions, the Company’s newly obtained wholly owned Irish subsidiary, Transition Therapeutics Ireland Limited re-acquired all of the development and commercialization rights of the ELND005 drug candidate previously licensed to Elan.  In addition, Perrigo is eligible to receive up to US$40 million in approval and commercial milestone payments and 6.5% royalties on net sales of ELND005 products and sublicense fees received. The milestone payments meet the definition of a financial liability and accordingly, the Company has recorded the contingent consideration payable at fair value. The accounting for this transaction, in accordance with IFRS, required significant judgment.  Based on management's review and assessment of the agreements entered into as well as the existing rights of the Company under the collaboration agreement with Elan, management determined that the transactions entered into resulted in the re-acquisition of the rights to the development and commercialization of ELND005 which in accordance with IFRS must be accounted for as a settlement of a pre-existing relationship (the collaboration agreement between Waratah and Elan).  Accordingly, during the year ended June 30, 2014, the Company recognized a settlement on a pre-existing relationship in the amount of $3,096,186 in the statement of income (loss).

In parallel with this acquisition, the Company issued 2,255,640 common shares for cash consideration of US$15 million. The Company’s Irish subsidiary will be responsible for all future development and commercialization activities of the ELND005 drug candidate.

5.	FINANCIAL RISK MANAGEMENT

5.1 Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instruments as at March 31, 2015	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	50,248,469	50,248,469
Other receivables	Loans and receivables	1,303,013	1,303,013
Accounts payable and accrued liabilities	Other liabilities	4,740,024	4,740,024
Contingent consideration payable	Fair value through profit and loss	5,165,122	5,165,122

7

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

Financial Instruments as at June 30, 2014	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	57,212,004	57,212,004
Short term investments	Loans and receivables	3,059,562	3,059,562
Other receivables	Loans and receivables	220,514	220,514
Accounts payable and accrued liabilities	Other liabilities	5,963,258	5,963,258
Contingent consideration payable	Fair value through profit and loss	3,838,286	3,838,286

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. The carrying value of other receivables and accounts payable and accrued liabilities approximates fair value due to the short-term nature of the financial instrument.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $963,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $963,000;

(b)	The probability adjusted cash flows are discounted at a rate of 23% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,560,000. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $856,000.

5.2 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

8

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

Financial instruments in foreign currencies at March 31, 2015 and June 30, 2014 are approximately:

	March 31, 2015	June 30, 2014
	US$	US$
Cash	36,551,516	48,722,203
Other receivables	662,428	-
Trade and other payables	(1,286,879)	(711,490)
	35,927,065	48,010,713

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At March 31, 2015, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the nine month period ended March 31, 2015 would have decreased by approximately $2,426,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the nine month period ended March 31, 2015 would have increased by approximately $2,426,000.

(ii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s short term investments are at a fixed rate of interest and accordingly are not exposed to changes in market interest rates, however, their fair value can vary with the change in market interest rates. The Company’s cash is held in deposit accounts which earn interest at variable rates and are therefore exposed to changes in market interest rates.

Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Interest income from cash, cash equivalents and short term investments was $146,582 for the nine month ended period March 31, 2015 (nine month period ended March 31, 2014 - $163,869).

(b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and short term investments.

The Company manages credit risk by maintaining bank accounts with financial institutions of high creditworthiness and investing in cash with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

9

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All short term investments have maturities less than one year.

At March 31, 2015 the Company’s trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is due upon achievement of milestone and is expected to be paid as follows:

Fiscal year ending June 30, 2016	$2,847,759
Fiscal year ending June 30, 2020	$12,666,000
Fiscal year ending June 30, 2021	$22,796,096
Fiscal year ending June 30, 2022	$23,270,664

5.3	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, warrants, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the nine month period ended March 31, 2015 from the year ended June 30, 2014.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

6.	SHORT TERM INVESTMENTS

Short term investments consist of medium term note debentures totaling $3,059,562 at June 30, 2014. There were no gains or losses realized on the disposal of the short term investments during the nine month period ended March 31, 2015 or in the year ended June 30, 2014 as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of cash and short term investments.

10

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Total
	$	$	$
As at July 1, 2014
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	(13,596,712)
Net book value July 1, 2014	7,180,504	826,677	8,007,181

As at March 31, 2015
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(13,781,744)	(268,820)	(14,050,564)
Net book value March 31, 2015	6,766,249	787,080	7,553,329

Period ended March 31, 2015
Opening net book value	7,180,504	826,677	8,007,181
Amortization charge	(414,255)	(39,597)	(453,852)
Net book value March 31, 2015	6,766,249	787,080	7,553,329

	ENI Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Total
	$	$	$
As at July 1, 2013
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(12,488,792)	(176,427)	(12,665,219)
Net book value July 1, 2013	8,059,201	879,473	8,938,674

As at June 30, 2014
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	(13,596,712)
Net book value June 30, 2014	7,180,504	826,677	8,007,181

Year ended June 30, 2014
Opening net book value	8,059,201	879,473	8,938,674
Amortization charge	(878,697)	(52,796)	(931,493)
Net book value June 30, 2014	7,180,504	826,677	8,007,181

11

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

The amortization of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of loss and comprehensive loss.

8.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	March 31, 2015	June 30, 2014
	$	$
Accounts payable	1,517,706	1,591,128
Accrued expenses	3,222,318	4,372,130
	4,740,024	5,963,258

9.	CONTINGENT CONSIDERATION PAYABLE

(a)	Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product. The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. On February 28, 2014, the Company became responsible for the development of ELND005 and accordingly has re-evaluated the development program timelines and adjusted the estimate relating to the timing of the milestone payments. Accordingly, the Company has recognized a liability as at March 31, 2015 of $1,220,146 (June 30, 2014 - $1,030,775) which represents the fair value of the contingent consideration payable to the former shareholders of ENI.

(b)	Under the terms of the ELND005 milestone and royalty agreement, the Company is committed to pay Perrigo contingent approval and commercialization milestones potentially totaling US$40 million and a royalty of up to 6.5% on net sales of the ELND005 product. The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company has recognized a liability as at March 31, 2015 of $3,944,976 (June 30, 2014 - $2,807,511) which represents the fair value of the contingent consideration payable to Perrigo (note 4).

	Payable to ENI	Payable to Perrigo	Total
Contingent Consideration Payable	$	$	$
Balance at July 1, 2013	3,756,331	-	3,756,331
Settlement of pre-existing relationship	-	3,096,186	3,096,186
Change in contingent consideration payable	(2,725,556)	(185,662)	(2,911,218)
Foreign exchange	-	(103,013)	(103,013)
Balance at June 30, 2014	1,030,775	2,807,511	3,838,286
Change in contingent consideration payable	189,371	558,327	747,698
Foreign exchange	-	579,138	579,138
Balance at March 31, 2015	1,220,146	3,944,976	5,165,122

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 5.

12

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

10.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401, and Transition has paid US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds. During the nine month period ended March 31, 2015, the Company has paid Lilly all three instalments totaling $15,491,600 (US$14 million).

11.	SHARE CAPITAL

[a]	Authorized

At March 31, 2015, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

13

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

[b]	Common shares issued and outstanding during the period

On February 18, 2015, the Company announced the closing of its underwritten public offering of an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option, raising gross proceeds of $28,561,400 (US$23.0 million). The Company incurred total share issuance costs of $2,484,641, resulting in net cash proceeds of $26,076,759

At March 31, 2015, there were 38,859,383 common shares issued and outstanding.

Warrants

Details of whole warrants outstanding at March 31, 2015 are as follows:

Warrants	#	$	Date
US$4.60 Warrants issued August 15, 2013	853,223	1,108,107	August 15, 2015
US$6.50 Warrants issued August 15, 2013	1,050,118	917,732	August 15, 2015
US$7.10 Warrants issued June 23, 2014	1,949,250	3,150,558	June 23, 2016
Warrants outstanding	3,852,591	5,176,397

If and when all of the warrants are exercised, the Company may realize up to an additional US$24.5 million in proceeds.

[c]	Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2014	2,305,589	2,866,292	3.91
Stock options issued [i]	453,500	-	7.86
Stock options exercised [ii]	(17,009)	(28,031)	2.32
Stock options expired [iii]	(832)	(3,686)	6.00
Stock options forfeited or cancelled [iv]	(30,988)	-	5.75
Stock based compensation expense		2,066,589
Stock options outstanding, March 31, 2015	2,710,260	4,901,164	4.67

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2013	1,872,000	2,352,002	2.97
Stock options exercised [i]	(193,219)	(390,624)	3.27
Stock options forfeited or cancelled [ii]	(7,582)	(219)	2.90
Stock based compensation expense		787,624	-
Stock options outstanding, March 31, 2014	1,671,199	2,748,783	2.94

14

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

[i] The fair value of the 453,500 stock options issued during the nine month period ended March 31, 2015 was $2,490,420. There were no stock options issued during the comparative nine month period ended March 31, 2014.

[ii] During the nine month period ended March 31, 2015, 17,009 stock options were exercised. These options had a fair value of $28,031 and resulted in cash proceeds to the Company of $39,255. During the nine month period ended March 31, 2014, 193,219 stock options were exercised. These options had a fair value of $390,624 and resulted in cash proceeds to the Company of $631,782.

[iii] During the nine month period ended March 31, 2015, 832 stock options expired. These options had a fair value of $3,686 which has been reclassified to contributed surplus. No stock options expired in the comparative nine month period ended March 31, 2015.

[iv] During the nine month period ended March 31, 2015, 30,988 stock options were forfeited or cancelled. These options had a fair value of $131,363 and were unvested at the date of forfeit. During the nine month period ended March 31, 2014, 7,582 stock options were forfeited or cancelled. These options had a fair value of $15,675 and at the date of forfeit, 83 were vested and 7,499 were unvested. The vested options had a fair value of $219 which has been reclassified to contributed surplus.

[v] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at March 31, 2015 are $12,608,224 [June 30, 2014 - $9,005,578].

12.	EXPENSES BY NATURE

	Nine month period ended March 31, 2015	Nine month period ended March 31, 2014	Three month period ended March 31, 2015	Three month period ended March 31, 2014
	$	$	$	$
Research and development
Clinical trials and manufacturing	31,719,913	4,514,394	3,048,810	3,813,214
Salaries and benefits	2,678,807	1,222,287	884,249	582,309
Stock compensation expense	1,113,936	323,683	244,158	79,392
Amortization	461,971	784,670	151,284	254,119
Facility lease costs and utilities	221,598	136,069	72,645	55,220
Professional fees and services	189,174	-	48,333	-
Insurance	146,745	61,209	44,834	20,403
General laboratory supplies and materials	295,908	69,145	308,298	27,790
Ontario investment tax credits	-	(208,556)	85,661	(98,159)
	36,828,052	6,902,901	4,888,272	4,734,288
Selling, general and administrative expenses
Salaries and benefits	1,301,848	1,064,079	461,948	348,101
Professional fees and services	527,928	646,382	170,212	318,892
Insurance	191,493	167,957	62,177	55,985
Stock compensation expense	952,654	463,941	257,212	109,466
Facility lease costs and utilities	114,836	114,015	38,598	38,119
Business development, corporate communication and investor relations	320,072	375,402	115,366	152,572
Regulatory and stock transfer fees	135,451	109,342	80,950	73,668
Office and related expenses	208,873	109,076	80,887	33,779
Amortization	24,657	2,764	1,181	1,297
	3,777,812	3,052,958	1,268,531	1,131,879

15

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

13.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the period. Outstanding options to purchase common shares of 2,710,620 [March 31, 2014 – 1,671,199] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to losses incurred in the nine and three month periods ended March 31, 2015 and March 31, 2014. For the nine and three month periods ended March 31, 2015 and 2014, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	Nine month period ended March 31, 2015	Nine month period ended March 31, 2014	Three month period ended March 31, 2015	Three month period ended March 31, 2014
Loss attributable to equity holders of the Company	$(37,353,559)	$(8,652,250)	$(4,748,096)	$(5,067,292)

Weighted average number of common shares outstanding	35,773,180	29,387,670	36,888,372	30,436,650

14.	CONTINGENCIES AND COMMITMENTS

At March 31, 2015, the Company is committed to aggregate expenditures of approximately $7,336,000 [June 30, 2014 - $13,613,000] for clinical and toxicity studies to be completed during fiscal 2015 and 2016, approximately $304,000 [June 30, 2014 - $128,000] for manufacturing agreements and approximately $1,127,000 [June 30, 2014 - $482,000] for premises, consulting and other agreements.

15.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Nine month period ended March 31, 2015	Nine month period ended March 31, 2014	Three month period ended March 31, 2015	Three month period ended March 31, 2014
	$	$	$	$
Other receivables	(1,082,499)	2,426	84,843	49,431
Income tax and investment tax credits receivable	(187,275)	4,137	85,661	114,534
Prepaid expenses and deposits	(125,995)	239,556	78,407	310,955
Trade and other payables	(1,606,500)	3,369,172	399,611	3,720,153
	(3,002,269)	3,615,291	648,522	4,195,073

16

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited in Canadian dollars)

16.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is shown below:

	Nine month period ended March 31, 2015	Nine month period ended March 31, 2014	Three month period ended March 31, 2015	Three month period ended March 31, 2014
	$	$	$	$
Salaries and other short-term employee benefits	1,599,452	1,149,670	552,675	393,533
Stock-compensation expenses	1,470,889	685,616	363,587	164,110
	3,070,341	1,835,286	916,262	557,643

17.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents.

18.	SUBSEQUENT EVENT NOTE

On May 6, 2015 the Company’s wholly owned subsidiary, Transition Therapeutics Ireland Limited (“TTIL”) exclusively licensed worldwide rights to a novel small molecule drug candidate, TT701 Lilly. Under the terms of the agreement, TTIL has acquired rights to develop and commercialize TT701. Transition will pay Lilly upfront consideration of up to US$1 million. In addition, Lilly is eligible to receive up to US$100 million in commercial milestones and a mid-single digit royalty on sales of TT701 products should such products be successfully commercialized.

17